13011237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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MAR 1 - 2013
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400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONDIALE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 ROCKEFELLER PLAZA, 15 WEST 51ST STREET, SUITE 2102
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL D. GLAUBMAN (212)829-1802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902 (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, MICHAEL D. GLAUBMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONDIALE SECURITIES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DALGIS FONSECA
Notary Public, State of New York
No. 01FO6018153
Qualified in Queens County
Commission Expires September 20, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONDIALE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

MONDIALE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

MONDIALE SECURITIES, LLC

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Mondiale Securities, LLC
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of Mondiale Securities, LLC which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the **auditor's** judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mondiale Securities, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Horowitz & Ullmann P.C.

New York, NY
February 25, 2013

MONDIALE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 7,572
Marketable securities	322,734
Accounts receivable	105,596
Prepaid expenses	70,293
Due from related party	4,831
Total current assets	511,026
OTHER ASSETS	
Security deposit	8,220
TOTAL ASSETS	$ 519,246

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 11,349
MEMBERS' EQUITY	507,897
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 519,246

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Fee income	$ 208,945
Dividend and interest income	7,147
Gain on investment securities	411
Total revenues	216,503
EXPENSES	
Salaries	142,000
Professional and registration fees	53,649
Insurance	82,177
Rent	49,321
Payroll taxes	12,318
Utilities	9,308
Telephone and internet	7,509
Office expenses	3,723
Travel	1,786
Filing fee	1,800
Meals and entertainment	1,138
Computer expense	908
Investment expense	734
Bank charges	180
Total expenses	366,551
NET LOSS BEFORE INCOME TAX BENEFIT	(150,048)
INCOME TAX BENEFIT	7,300
NET LOSS	$ (142,748)

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (142,748)
Adjustments to reconcile net loss to net cash used for operating activities:	
Gain on investment securities	(411)
Changes in assets and liabilities:	
Decrease in accounts receivable	20,986
Sales of marketable securities	61,167
Purchase of marketable securities	(67,110)
Increase in prepaid expenses	(13,690)
Decrease due to related party	(112,701)
Decrease in accrued expenses payable	(3,792)
Decrease in accrued taxes payable	(4,500)
Decrease in deferred tax liability	(2,800)
Total adjustments	(122,851)
NET DECREASE IN CASH	(265,599)
CASH – beginning of year	273,171
CASH – end of year	$ 7,572

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

MEMBERS' EQUITY - beginning of year	$ 650,645
NET LOSS FOR THE YEAR	(142,748)
MEMBERS' EQUITY - end of year	$ 507,897

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Mondiale Securities, LLC, is a limited liability company (the "Company"), organized on February 5, 2009 under the laws of the State of New York. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a finder by making introductions to institutional investors on behalf of investment fund managers. It receives fees for making these introductions if the investors make investments with the managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance. Revenues are recorded on a monthly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at fair market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income with the realized gain or loss.

Valuation of Securities
The Company has adopted the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC). It defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It also established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities of $322,734 consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Subsequent events:
Management has evaluated subsequent events through February 25, 2013, which is the date the financial statements were available to be issued.

3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2012 It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

4. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. However, a provision (benefit) for New York City Unincorporated Business taxes has been recorded in the financial statements.

The Company computes its New York City taxes in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision/(benefit) for income taxes includes the following at December 31, 2012:

	Current	**Deferred**	**Total**
New York City tax expense/(benefit)	$(4,500)	$(2,800)	$(7,300)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from the net effect of accounting method differences between the Company's book and tax return and unrealized losses on marketable securities. There is no deferred tax liability at December 31, 2012.

The Company's federal and state and city income tax returns for 2009, 2010, 2011 and 2012 are, generally, subject to examination by the tax authorities for three years after they are filed.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2012 the Company's net capital exceeds such capital requirements by $291,366 and the ratio of aggregate indebtedness $11,349 to net capital $296,366 is 0.0383 to 1.

6. CONCENTRATION RISK

Approximately 70% of the Company's revenues are derived from three hedge fund managers.

7. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises subleased under a four-year operating lease that expires on July 30, 2014. Future minimum payments, exclusive of operating expense escalations, through the expiration of the lease are as follows:

Year ended December 31,	
2013	$ 49,321
2014	28,771
Total	$ 78,092

Rent expense is $49,321 for the year ended December 31, 2012.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a paying agent agreement with a related company to pay certain operating expenses on behalf of the Company. During the period ended December 31, 2012, the total expenses allocated by the related party to the company were $246,097. As of December 31, 2012, the receivable from the related party is $4,831.

All employee compensation and benefits are paid by the related party and charged to the Company.

9. EMPLOYEES' PROFIT SHARING AND DEFINED BENEFIT PLANS

The Company offers a profit sharing plan through its affiliated company to all employees. It is a contributory plan that provides for the Company to make a discretionary annual contribution. The Company did not make a contribution to the profit sharing plan for the year ended December 31, 2012.

The Company also maintains a defined benefit retirement plan through its affiliated company that provides benefits based upon employee years of service and overall base compensation. The Company's policy is to fund, at a minimum, amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the plan are administered by an independent trustee and are invested principally in fixed income and equity securities. The Company did not make a contribution to the defined benefit retirement plan for the year ended December 31, 2012.

At December 31, 2012, the fair value of the plan assets is as follows:

Cash	$ 232,566
Fixed income securities	810,303
Equity Securities	297,456
Total	$1,340,325

In accordance with the Financial Accounting Standards Board's "Fair Value Measurements Topic", all of the plan assets are considered Level 1 inputs and are valued based upon quoted prices in active markets.

Schedule "1"

MONDIALE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2012

MEMBERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$507,897
Less: Nonallowable assets:	
Accounts receivable	105,596
Prepaid expenses	70,293
Security deposit	8,220
Due from related party	4,831
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS	318,957
Less: Haircut on securities	22,591
NET CAPITAL	296,366
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$291,366
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 11,349
TOTAL AGGREGATE INDEBTEDNESS	$ 11,349
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 757
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0383 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

MONDIALE SECURITIES, LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2012

Net Capital, per Form X-17a-5 as of December 31, 2012	$289,066
Add: Audit adjustments	7,300
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$296,366

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

MONDIALE SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2012.

See independent auditor's report and accompanying notes to financial statements.

"Schedule 4"

MONDIALE SECURITIES, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2012.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Mondiale Securities, LLC
New York, NY

In planning and performing our audit of the financial statements of Mondiale Securities, LLC for the year ended December 31, 2012, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz & Ullmann, P.C.

New York, NY
February 25, 2013